Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of March 31, 2023 and December 31, 2022 and results of operations for the three months ended March 31, 2023 and 2022. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of March 31, 2023, included elsewhere in this report, and our annual report for the year ended December 31, 2022 on Form 20-F.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Non-IFRS measures used in this MD&A are reconciled to or calculated from the most comparable IFRS measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A on page 17. We also caution readers that this MD&A may contain forward-looking statements, see page 28 for our “Statement Regarding Forward-Looking Statements.”

This MD&A includes financial data for the three months ended March 31, 2023 and includes material information up to May 5, 2023.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
The partnership’s capital structure is comprised of five classes of partnership units: General partnership units (“GP Units”), limited partnership units (“LP Units”), Redeemable/Exchangeable Partnership units (“REUs”), special limited partnership units of the operating partnership (“Special LP Units”) and FV LTIP units of the operating partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (“Preferred Equity Units”). Holders of the GP Units, LP Units, REUs, Special LP Units, FV LTIP Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units and REUs have the same economic attributes in all respects, except that the holders of REUs have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Corporation (or “the Corporation”), as the holder of the REUs exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, the Corporation, as holder of REUs, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests.

On December 9, 2022, the Corporation completed the distribution of 25% of its asset management business, through Brookfield Asset Management Ltd. (“the Manager”), by way of a plan of arrangement (the “Manager Distribution”). The transaction resulted in the division of Brookfield into two publicly traded companies – the Manager under the stock ticker BAM and the Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within the Corporation whereby the partnership redeemed $1 billion of preferred units issued by a subsidiary of the partnership and acquired certain LP interests in several real estate funds and other investment interests from the Corporation (“Manager Reorganization”) for net consideration of $2,475 million through the issuance of Class D junior preferred shares, Series 1 and 2 of a subsidiary of the partnership, Brookfield BPY Holdings Inc. (“CanHoldco Class D Junior Preferred Shares”), to the Corporation. The LP interests and other investment interests acquisitions, including related working capital balances acquired, were accounted for as a business acquisition under common control, as discussed in Note 2 of our December 31, 2022 Financial Statements, whereby the partnership records assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity. On January 1, 2023, a further LP interest in a real estate fund was acquired from the Corporation for consideration of $588 million through the issuance of a non-interest bearing note. The funding for this acquisition, along with the subsequent $530 million capital call came through the issuance of LP Units, Special LP Units and REUs to the Corporation. After the transaction, the LP interest in BSREP IV U.S. and foreign investments previously held by the Corporation is held solely by us.

Financial data has been prepared using accounting policies in accordance with IFRS, except as otherwise noted. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market.

All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
    We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate.

Core Office
Our diversified Core Office portfolio consists of 92 million square feet across 134 premier office assets in some of the world’s leading commercial markets such as New York, London, Sydney, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are some of our most iconic assets, including Manhattan West in New York and Canary Wharf in London. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles.

Core Retail
Our Core Retail portfolio consists of 110 million square feet across 109 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Core Office portfolio, within our Core Retail portfolio are trophy assets such as Ala Moana in Honolulu and Fashion Show in Las Vegas which collectively represent the majority of equity attributable to Unitholders in our Core Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return.

LP Investments
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate. We target to earn opportunistic returns on our LP Investments portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. As such, capital invested in our LP Investments recycles over time, as existing funds return capital, and we reinvest these proceeds in future vintages of Brookfield-sponsored funds.

There have been no material changes to our investment strategy since December 31, 2022. For a more detailed description of our investment strategy, please refer to the section titled Item 4.B. “Business Overview” in our December 31, 2022 annual report on Form 20-F.

PERFORMANCE MEASURES
We consider the following items to be important drivers of our current and anticipated financial performance:
•increases in occupancies by leasing vacant space and pre-leasing active developments;
•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:
•debt capital at a cost and on terms conducive to our goals;
•preferred equity capital at a reasonable cost;
•new property acquisitions and other investments that fit into our strategic plan; and
•opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on non-IFRS measures including net operating income (“NOI”), funds from operations (“FFO”), Company FFO, and equity attributable to Unitholders. We define these non-GAAP measures on page 17.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023 and 2022. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 8.

    The following acquisitions and dispositions affected our consolidated results for the three months ended March 31, 2023 and 2022. Unless stated otherwise, proceeds represent the selling price attributable to the properties:
Q1 2023
•We acquired five logistics assets in the United States for approximately $400 million.
•We acquired a 23% LP interest in the foreign investments owned by BSREP IV from the Corporation (“Acquisition of Foreign Investments”) for consideration of $588 million through the issuance of a non-interest bearing note. There was a subsequent $530 million capital call related to the BSREP IV US and foreign investments. The consideration for Acquisition of Foreign Investments and capital call was funded by the issuance of LP Units, Special LP Units and REUs to the Corporation.

Q4 2022
•Brookfield Corporation completed the distribution of 25% of its asset management business, through the Manager, by way of the Manager Distribution. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests in several real estate funds and other investment interests from the Corporation for net consideration of $2,475 million through the issuance of CanHoldco Class D Junior Preferred Shares, to the Corporation.
•We sold a portfolio of student housing assets in the United Kingdom in BSREP II fund for approximately £3.4 billion ($4.0 billion).
•We sold three multifamily assets in the United States for approximately $192 million.

Q3 2022
•We sold two multifamily assets in the United States for approximately $231 million.
•We deconsolidated our investment in Brookfield Premier Real Estate Partners Australia (“BPREP-A”), as a result of the dilution of our interest. Prior to the transaction, our interest was consolidated and is now reflected as a financial asset.

Q2 2022
•We sold eleven multifamily assets in the United States in the BSREP II fund for approximately $469 million.
•One mall was conveyed to the lender in satisfaction of outstanding debt obligations of $361 million.
•We acquired our joint venture partner’s incremental interest in two properties including Plaza Frontenac and Saint Louis Galleria in Missouri, bringing our ownership in each of the malls to 100%. Prior to the acquisition of the two assets, our joint venture interest was accounted for under the equity method. These two assets are now consolidated.
•We sold an office asset in the United Kingdom for approximately £294 million ($360 million).

Q1 2022
•We sold a portfolio of triple net lease assets in the United States in the BSREP I fund for approximately $3.7 billion.
•We sold a portfolio of hotel assets in the United States in the BSREP II fund for approximately $1.5 billion.

For the purposes of the following comparison discussion between the three months ended March 31, 2023 and 2022, the above transactions are referred to as the investment activities.

Operating Results

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Commercial property revenue	$1,486	$1,255
Hospitality revenue	565	313
Investment and other revenue	189	486
Total revenue	2,240	2,054
Direct commercial property expense	588	470
Direct hospitality expense	508	288
Investment and other expense	69	239
Interest expense	1,167	600
General and administrative expense	332	232
Total expenses	2,664	1,829
Fair value (losses) gains, net	(53)	1,270
Share of earnings from equity accounted investments	24	380
Income before income taxes	(453)	1,875
Income tax (recovery) expense	(59)	183
Net (loss) income	$(394)	$1,692

Net (loss) income for the three months ended March 31, 2023 was $(394) million compared to $1,692 million for the same period in prior year. The decrease is primarily attributable to fair value losses, higher interest expense resulting from higher interest rates and the reorganization of certain LP interests in connection with the Manager Reorganization, as well as lower share of earnings from equity accounted investments in our Core Office and Core Retail segments, partially offset by reduced income tax expense.

Commercial property revenue and direct commercial property expense
For the three months ended March 31, 2023, commercial property revenue increased by $231 million compared to the same period in the prior year due to revenue from the Manager Reorganization and Acquisition of Foreign Investments, partially offset by property dispositions in our LP Investments and Core Office segments.

Direct commercial property expense increased by $118 million compared to the same period in the prior year. Margins in 2023 were 60.4%, an increase of 2.0% compared to 2022.

Hospitality revenue and direct hospitality expense
For the three months ended March 31, 2023, hospitality revenue increased by $252 million compared to the same period in the prior year. The increase was attributable to the Manager Reorganization and Acquisition of Foreign Investments, as well as the continued recovery in the hospitality sector.

Direct hospitality expense increased to $508 million for the three months ended March 31, 2023, compared to $288 million in the same period in the prior year. The increase was driven by additional expenses stemming from the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments.

Investment and other revenue, and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. For the three months ended March 31, 2023, investment and other revenue decreased by $297 million, primarily due to the prior period dispositions of multifamily develop-for-sale assets, partially offset by incremental revenue due to the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments.

For the three months ended March 31, 2023, investment and other expense decreased by $170 million primarily due to the disposition of multifamily develop-for-sale assets in the prior year, partially offset by incremental expenses due to the reorganization of certain LP Interests as a result of the Manager Reorganization and Acquisition of Foreign Investments.

Interest expense
Interest expense increased by $567 million for the three months ended March 31, 2023, as a result of the rising interest rate environment in the current year, asset-level financings and corporate draws and the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments, partially offset by disposition activity.

General and administrative expense
General and administrative expense increased by $100 million for the three months ended March 31, 2023 as compared to the same period in the prior year. The increase is due to the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments, partially offset by disposition activity.

Fair value (losses) gains, net
Fair value (losses) gains, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the income statement. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors.

We obtain external appraisals for a number of properties each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended March 31, 2023, we obtained external appraisals of 19 of our Core Office properties representing a gross property value of $9 billion (or 4% of the portfolio). These external appraisals were within 1% of management’s valuations. Our historical dispositions further provide support for our valuations, as we typically contract at prices comparable to IFRS values.

There have been no material changes to our valuation methodology since December 31, 2022. Refer to our 2022 Annual Report on Form 20-F for further detail on the valuation methodology of our investment properties and hospitality properties.

Fair value losses, net for our Core Office segment were $138 million for the three months ended March 31, 2023. These losses were driven by updated market assumptions partially offset by gains from updated cashflow assumptions in the U.S and the U.K. Fair value gains, net for our Core Office segment were $100 million for the three months ended March 31, 2022. These gains were driven by capturing mark-to-market rents at an asset in the U.S and improved cash flow assumptions at an asset in the U.K.

Fair value losses, net for our Core Retail segment were $35 million for the three months ended March 31, 2023. These losses were primarily updated market assumptions partially offset by gains from updated leasing assumptions. Fair value gains, net for our Core Retail segment were $46 million for the three months ended March 31, 2022. These gains were primarily due to higher cash flow assumptions.

Fair value gains, net for our LP Investments segment were $128 million for the three months ended March 31, 2023. The fair value gains for the three months ended March 31, 2023 were primarily driven by updated valuation metrics and leasing assumptions in select manufactured housing, mixed-use, multifamily, and office assets located in the U.S. and the U.K. Fair value gains, net for our LP Investments segment for the three months ended March 31, 2022 were $1,027 million primarily driven by fair value gains in our U.S. manufactured housing portfolio.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are Canary Wharf in the U.K, Manhattan West in New York, Ala Moana Center in Hawaii, Fashion Show in Las Vegas, Grand Canal Shoppes in Las Vegas and our interest in a retail joint venture in Brazil.

During the three months ended March 31, 2023, we sold 13% of our interest in the Grace Building in New York for approximately $83 million.

Our share of net earnings from equity accounted investments for the three months ended March 31, 2023 was $24 million, which represents a decrease of $356 million, compared to the same period in the prior year. The decrease in current year earnings is primarily due to the acquisitions of our joint venture partner’s interest in certain Core Retail properties in the prior year and fair value losses in the U.S. As a result of these acquisitions, we discontinued accounting for these assets under the equity method and now consolidate these properties. This was partially offset by higher share of net earnings from our hospitality portfolio as the sector continues to recover.

Income tax expense
The partnership’s income tax expense decreased for the three months ended March 31, 2023 as compared to the same period in the prior year as compared to the same period in the prior year is primarily due to a decrease in pre-tax income.

Statement of Financial Position and Key Metrics

(US$ Millions)	Mar. 31, 2023	Dec. 31, 2022
Investment properties
Commercial properties	$78,293	$66,067
Commercial developments	4,433	2,518
Equity accounted investments	20,325	19,943
Property, plant and equipment	10,193	9,401
Cash and cash equivalents	2,916	4,020
Assets held for sale	311	576
Total assets	128,158	112,516
Debt obligations	68,243	58,562
Liabilities associated with assets held for sale	—	—
Total equity	45,181	41,737

As of March 31, 2023, we had $128,158 million in total assets, compared with $112,516 million at December 31, 2022. This $15,642 million increase was primarily due to the reorganization of certain LP interests as a result of the Acquisition of Foreign Investments, other acquisition activity during the year, and foreign currency translation partially offset by distributions related to the sale of a Student Housing asset in the prior year and property dispositions.

The following table presents the changes in investment properties from December 31, 2022 to March 31, 2023:

	Mar. 31, 2023
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$66,067	$2,518
Acquisitions	741	247
Capital expenditures	182	268
Dispositions(1)	(16)	(5)
Fair value (losses) gains, net	(117)	(2)
Foreign currency translation	179	26
Transfer between commercial properties and commercial developments	15	(15)
Acquisition of Foreign Investments	11,286	1,408
Reclassifications to assets held for sale and other changes	(44)	(12)
Investment properties, end of period	$78,293	$4,433
(1)Property dispositions represent the carrying value on date of sale.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties increased from $66,067 million at the end of 2022 to $78,293 million at March 31, 2023. The increase was primarily due to the Acquisition of Foreign Investments and other acquisition activity and foreign currency translation, partially offset by fair value losses and property dispositions. Refer to Note 3, Investment Properties of our Q1 2023 Financial Statements for further information.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $4,433 million at March 31, 2023, an increase of $1,915 million from the balance at December 31, 2022. The increase is primarily due to the Acquisition of Foreign Investments, other acquisition activity, and capital spend in our Core Office and LP investments, partially offset by an office asset becoming operational in the current year. Refer to Note 3, Investment Properties of our Q1 2023 Financial Statements for further information.

The following table presents a roll-forward of changes in our equity accounted investments December 31, 2022 to March 31, 2023:

(US$ Millions)	Mar. 31, 2023
Equity accounted investments, beginning of period	$19,943
Additions	43
Disposals and return of capital distributions	(44)
Share of net earnings from equity accounted investments	51
Distributions received	(33)
Foreign currency translation	76
Reclassification (to)/from assets held for sale	74
Acquisition of Foreign Investments	211
Other comprehensive income and other	4
Equity accounted investments, end of period	$20,325
(1)Includes the impact of accounting basis of assets that were accounted for under the equity method which are now accounted for as financial assets.

Equity accounted investments increased by $382 million since December 31, 2022 primarily due to the acquisition of certain LP interests as a result of the Acquisition of Foreign Investments, the positive impact of foreign currency translation, and an increase in share of net earnings from equity accounted investments, partially offset by distributions and the disposition of interests in retail assets in the U.S. Refer to Note 4, Equity Accounted Investments of our Q1 2023 Financial Statements for further information.

Property, plant and equipment increased by $792 million since December 31, 2022, primarily due to the acquisition of certain LP interests as a result of the Acquisition of Foreign Investments, acquisitions within our LP investments and the positive impact of foreign currency translation, partially offset by disposition activity. Refer to Note 5, Property, Plant and Equipment of our Q1 2023 Financial Statements for further information. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

At March 31, 2023, assets held for sale included six office assets in Belgium, three malls in the U.S., two hospitality assets in the U.S., one office asset in Germany, one office asset in Australia, and one office asset in the U.S, as the partnership intends to sell controlling interests in these assets to third parties in the next 12 months. Refer to Note 10, Held For Sale of our Q1 2023 Financial Statements for further information.

Our debt obligations increased to $68,243 million at March 31, 2023 from $58,562 million at December 31, 2022. The increase was driven by the Acquisition of Foreign Investments and the positive impact of foreign currency translation, partially offset by repayment of debt. Refer to Note 11, Debt Obligations of our Q1 2023 Financial Statements for further information.

Total equity was $45,181 million at March 31, 2023, an increase of $3,444 million from the balance at December 31, 2022. The increase was primarily driven by equity issued as part of the Acquisition of Foreign Investments and the impact of foreign currency translation partially offset by distributions during the period.
Interests of others in operating subsidiaries and properties was $20,870 million at March 31, 2023, an increase of $2,786 million from the balance of $18,084 million at December 31, 2022 due to the Acquisition of Foreign Investments and the positive impact of foreign currency translation, partially offset by dispositions since the prior year.

The following table summarizes our key operating results:

	2023	2022				2021
(US$ Millions, except per unit information)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$2,240	$1,812	$1,756	$1,743	$2,054	$2,169	$1,821	$1,660
Direct operating costs	1,096	753	753	729	758	779	773	662
Net income (loss)	(394)	(1,220)	4	520	1,692	1,682	400	686
Net income (loss) attributable to Unitholders	(232)	(1,196)	(38)	400	702	620	71	319

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, including mandated closures, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income are also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

The following table presents FFO by segment:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Core Office	$17	$139
Core Retail	102	168
LP Investments	(30)	65
Corporate	(188)	(174)
FFO(1)	$(99)	$198
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 17. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 17.

The following table presents Company FFO (“CFFO”) by segment:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Core Office(1)	$25	$149
Core Retail(1)	118	180
LP Investments(1)	(25)	78
Corporate(1)	(187)	(173)
CFFO(1)	$(69)	$234
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 17. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 17.

The following table presents equity attributable to Unitholders by segment as of March 31, 2023 and December 31, 2022:

(US$ Millions)	Mar. 31, 2023	Dec. 31, 2022
Core Office(1)	$13,562	$13,491
Core Retail(1)	15,239	15,230
LP Investments(1)	6,334	5,816
Corporate(1)	(11,523)	(11,583)
Equity attributable to Unitholders(1)	$23,612	$22,954
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 17. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 17.

Core Office

Overview
    Our diversified Core Office portfolio consists of 92 million square feet across 134 premier office assets in some of the world’s leading commercial markets such as New York, London, Sydney, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are some of our most iconic assets, including Manhattan West in New York and Canary Wharf in London. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles.

Summary of Operating Results
The following table presents FFO, CFFO and net income in our Core Office segment for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
FFO	$17	$139
CFFO	25	149
Net (loss) income	(82)	418

FFO from our Core Office segment was $17 million for the three months ended March 31, 2023 as compared to $139 million in the same period in the prior year. This decrease was driven by higher interest expense due to increased interest rates on our variable debt obligations coupled with an increase in debt obligations as a result of financing activity as well as decreased earnings from equity accounted investments due to disposition activity, partially offset by the impact of foreign currency translation.

For the three months ended March 31, 2023, CFFO decreased by $124 million primarily attributable to the FFO movements discussed above.

Net (loss) income decreased by $500 million to $(82) million during the three months ended March 31, 2023 as compared to the same period in 2022. The decrease is primarily attributable to lower operating income and fair value losses across the portfolio, as discussed above.

Key Operating Metrics
    The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended March 31, 2023 and 2022:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Mar. 31, 2023	Mar. 31, 2022	Mar. 31, 2023	Mar. 31, 2022
Total portfolio:
NOI(1)	$245	$270	$135	$120
Number of properties	62	68	72	70
Leasable square feet (in thousands)(2)	46,085	47,784	30,279	29,473
Occupancy	82.9%	85.5%	89.5%	91.9%
In-place net rents (per square foot)(3)(4)	$33.26	$34.28	$49.94
(1)NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.
(2)Includes leasable office and retail square footage at our properties.
(3)Annualized cash rent from leases on a per square foot basis including tenant expense reimbursements, less operating expenses incurred for that space, but excluding the impact of straight-line rent or amortization of free rent periods.
(4)Presented using normalized foreign exchange rates, using the March 31, 2023 exchange rate.

NOI from our consolidated properties decreased to $245 million during the three months ended March 31, 2023 compared to the prior year primarily due to lease expirations and the deconsolidation of our BPREP-A investments, partially offset by the positive impact of foreign currency translation.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased to $135 million during the three months ended March 31, 2023, compared to $120 million in the prior year due to a development becoming operational since the prior year.

The following table presents the changes in investment properties in the Core Office segment from December 31, 2022 to March 31, 2023:

	Mar. 31, 2023
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$22,129	$1,355
Capital expenditures	44	67
Property dispositions	—	(5)
Fair value (losses) gains, net	(231)	16
Foreign currency translation	28	4
Transfer between commercial properties and commercial developments	132	(132)
Reclassifications to assets held for sale	(12)	(11)
Investment properties, end of period	$22,090	$1,294

Commercial properties totaled $22,090 million at March 31, 2023, compared to $22,129 million at December 31, 2022. The decrease was driven primarily by fair value losses in the period, partially offset by an asset becoming operational, incremental capital expenditures in the U.S., and the positive impact of foreign currency translation.

Commercial developments decreased by $61 million from December 31, 2022 to March 31, 2023. The decrease was primarily the result of an asset becoming operational, partially offset by incremental capital expenditures and fair value gains in the period.

The following table presents the changes in equity accounted investments in the Core Office segment from December 31, 2022 to March 31, 2023:

(US$ Millions)	Mar. 31, 2023
Equity accounted investments, beginning of period	$8,547
Additions	3
Disposals and return of capital distributions	—
Share of net earnings, including fair value gains	10
Distributions received	(22)
Foreign currency translation	68
Other comprehensive income and Other	(25)
Equity accounted investments, end of period	$8,581

Equity accounted investments increased by $34 million since December 31, 2022 to $8,581 million at March 31, 2023. The increase was driven by the positive impact of foreign currency translation and share of net earnings, partially offset by distributions received.

Debt obligations increased by $4 million since December 31, 2022 to $14,270 million at March 31, 2023. The increase was primarily driven by asset-level financing activity and the positive impact of foreign currency translation.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of March 31, 2023:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost		Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)	To-date	Total	Drawn
Office:
Two Manhattan West, Midtown New York(2)	1,948	1,091	Q4 2025	76%	$1,342	$1,058	$812	$539
Leadenhall Court, London	430	430	Q1 2026	57%	£590	£275	£426	£162
Multifamily:
5 & 8 Harbord Square, London(2)	82	41	n/a	n/a	£32	£23	£25	£12
755 Figueroa, Los Angeles(2)	674	319	Q2 2025	n/a	$270	$246	$166	$141
10 Brannan Street, London(2)	37	19	Q2 2026	n/a	£24	£7	£—	£—
45 Charter Street, London(2)	60	30	Q2 2026	n/a	£36	£12	£—	£—
Wood Wharf Rentals, London(2)	1,215	608	Q1 2028	n/a	£501	£118	£—	£—
Mixed-Use:
1 Charter Street, London(2)	94	24	Q4 2026	n/a	£39	£20	£19	£5
Total	4,540	2,562
(1)Net of NOI earned during stabilization.
(2)Presented on a proportionate basis at our ownership interest in each of these developments.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget. We have recently completed office towers in the prime markets of New York, London, Toronto, Perth and Dubai and completed two urban multifamily developments in New York. Our current office and redevelopment projects stand at an average 73% pre-leased and are generally tracking on time and budget.

Core Retail

Overview
Our Core Retail portfolio consists of 110 million square feet across 109 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Core Office portfolio, within our Core Retail portfolio are trophy assets such as Ala Moana in Honolulu and Fashion Show in Las Vegas which collectively represent the majority of equity attributable to Unitholders in our Core Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return.

Summary of Operating Results
The following table presents FFO, CFFO and net income (loss) in our Core Retail segment for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
FFO	$102	$168
CFFO	118	180
Net income	16	292

For the three months ended March 31, 2023, FFO earned in our Core Retail segment was $102 million compared to $168 million for the same period in the prior year. The decrease is due to higher interest expense as a result of the rising interest rate environment, partially offset by increased earnings as a result of the retail business’ continued recovery.

For the three months ended March 31, 2023, CFFO decreased by $62 million respectively, primarily attributable to the FFO movements discussed above.

Net income was $16 million for the three months ended March 31, 2023 compared to income of $292 million during the same period in the prior year due to the movements discussed above, as well as fair value losses compared to fair value gains in the prior year.

Key Operating Metrics
The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended March 31, 2023 and 2022:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Mar. 31, 2023	Mar. 31, 2022	Mar. 31, 2023	Mar. 31, 2022
Total portfolio:
NOI(1)	$255	$247	$187	$187
Number of malls and urban retail properties	58	57	51	56
Leasable square feet (in thousands)(2)	52,221	50,601	57,705	62,641
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 17. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 17.
(2)Total Portfolio Leasable square feet represents total leasable area whereas Same-property leasable square feet represents Mall and Freestanding GLA.

NOI from our consolidated properties increased to $255 million during the three months ended March 31, 2023 compared to $247 million in the same quarter in 2022 primarily due to increased overage and percentage rent in addition to higher occupancy and higher NOI from incremental interest acquisitions from our joint venture partner in the prior year, partially offset by increased operating expenses due to malls operating at full capacity.

NOI from our unconsolidated properties remain unchanged at $187 million during the three months ended March 31, 2023 compared to the same quarter in 2022, primarily as a result of recovery within the sector, offset by decreases from an incremental interest acquisition from our joint venture partner, which resulted in the acquired assets being consolidated.

The following table presents the changes in investment properties in the Core Retail segment from December 31, 2022 to March 31, 2023:

Mar. 31, 2023
(US$ Millions)	Commercial properties
Investment properties, beginning of period	$19,438
Capital expenditures	37
Fair value (losses), net	(26)
Transfer between commercial properties and commercial developments	40
Investment properties, end of period	$19,489

Commercial properties increased by $51 million to $19,489 million, primarily due to an asset becoming operational and capital spend, partially offset by fair value losses in the period.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Core Retail segment for the three months ended March 31, 2023:

(US$ Millions)	Mar. 31, 2023
Equity accounted investments, beginning of year	$9,674
Additions	21
Disposals and return of capital	(28)
Share of net earnings from equity accounted investments	38
Distributions	(4)
Other	(6)
Equity accounted investments, end of period	$9,695

Equity accounted investments increased by $21 million to $9,695 million, primarily due to acquisitions and share of net earnings from equity accounted investments, partially offset by disposition activity.

Debt obligations decreased by $40 million to $12,794 million, primarily due to paydowns of asset-level and term debt.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, student housing and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•BSREP I - 31% interest in BSREP I, which is an opportunistic real estate fund, targeting gross returns of 20%. The fund is in its 11th year, is fully invested and is executing realizations.

•BSREP II - 26% interest in BSREP II, which is an opportunistic real estate fund, targeting gross returns of 20%. The fund is in its 8th year, is fully invested and is executing realizations.

•BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund, targeting gross returns of 20%; the fund is in its 6th year.

•BSREP IV - 23% interest in BSREP IV, which is an opportunistic real estate fund, targeting gross returns of 20%. The fund is in its 2nd year.

•A blended 32% interest in two value-add multifamily fund targeting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 31% interest in a series of real estate debt fund which seek to invest in commercial real estate debt secured by properties in strategic locations.

    While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I, BSREP II, and BSREP IV, held through the LP Investments as Brookfield Corporation’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our 7% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

Summary of Operating Results
    Our LP investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to fund reinvestment.

The following table presents FFO, CFFO, and net income in our LP Investments segment for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
FFO	$(30)	$65
CFFO	(25)	78
Net (loss) income	(207)	1,042

FFO decreased by $95 million for the three months ended March 31, 2023, primarily driven by higher interest expense as a result of the acquisition of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments, disposition activity and temporary borrowings on subscription facilities, partially offset by higher revenues as a result of the transaction.

For the three months ended March 31, 2023, CFFO decreased by $103 million for the reasons discussed above.

Net (loss) income decreased for the three months ended March 31, 2023 by $1,249 million. The prior period included material fair value gains on our manufactured housing portfolio and a mixed-use asset in South Korea. In the current year, we had modest fair value gains from office assets in Brazil and our U.S. logistics portfolio, partially offset by valuation losses due to updated valuation metrics and leasing assumptions in select office assets located in the U.K., Europe and the U.S. and manufactured housing, as well as disposition activity.

Corporate
Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO, CFFO and net (loss) in our corporate segment for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
FFO	$(188)	$(174)
CFFO	(187)	(173)
Net loss	(121)	(60)

FFO was a loss of $188 million (2022 - loss of $174 million) for the three months ended March 31, 2023. Corporate FFO includes interest expense and general and administrative expense.

For the three months ended March 31, 2023, interest expense totaled $100 million (2022 - $71 million), which reflects $25 million (2022 - $25 million) of interest expense on capital securities and $75 million (2022 - $46 million) of interest expense on our credit facilities and corporate bonds.

Another component of FFO is general and administrative expense. For the three months ended March 31, 2023, general and administrative expense consisted of $50 million of management fees and equity enhancement fees (2022 - $55 million) and $62 million (2022 - $14 million) of other corporate costs. The management fee is calculated at an annualized rate of 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (1) the equity attributable to unitholders for our Core Office, Core Retail and the Corporate segments; and (ii) the carrying value of the Canholdco Class B Common Shares.

The three months ended March 31, 2023 includes property development revenue of $32 million (2022 - nil) as a result of the Manager Reorganization in the prior period.

For the three months ended March 31, 2023, we also recorded income tax recovery of $63 million (2022 - income tax of $17 million), primarily due to a decrease in pre-tax income.

As of March 31, 2023, the carrying value of the Canholdco Class B Common Shares was $1,689 million (December 31, 2022 - $1,759 million).

LIQUIDITY AND CAPITAL RESOURCES
We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private providers of capital. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. These balances may fluctuate as a result of timing differences relating to financing and investing activities. For the three months ended March 31, 2023, our operating cash flow was $(847) million, cash flow from investing activities was $(148) million and cash used for financing activities was $(124) million.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Mar. 31, 2023
2023	$15,996
2024	12,882
2025	6,162
2026	3,173
2027	3,967
2028 and thereafter	6,360
Deferred financing costs	(251)
Secured debt obligations	$48,289
Debt to investment property ratio	58.4%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the majority of the debt that is scheduled to mature in 2023-2024, however, approximately 2% of our debt obligations represent non-recourse mortgages where we have suspended contractual payments. We are currently engaging in modification or restructuring discussions with the respective creditors. These negotiations may, under certain circumstances, result in certain properties securing these loans being transferred to the lenders.

For further discussion on our liquidity and capital resources, refer to our annual report for the year ended December 31, 2022 on Form 20-F.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates (including recent significant increases in market interest rates); regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

    There have been no material changes to risk factors facing our business, including tenant credit risk, lease rollover risk and other risks, since December 31, 2022. For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2022 annual report on Form 20-F.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

We are progressing through our transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of Interbank Offered Rates (“IBOR”) referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. Sterling Overnight Index Average (“SONIA”) replaced £ London Interbank Offered Rate (“£ LIBOR”), and one week and two month US$ LIBOR were discontinued effective December 31, 2021. Euro Short-term Rate (“€STR”) was published as an alternative to Euro Interbank Offered Rate (“EURIBOR”) during 2021, though EURIBOR remains available for Euro lending. It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, and Canadian Overnight Repo Rate Average (“CORRA”) will replace Canadian Dollar Offered Rate (“CDOR”), though the transition period has been extended to June 2023 for the remaining US$ LIBOR and June 2024 for CDOR. The partnership has addressed the impact and effected the changes required as a result of amendments to the contractual terms of £ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The partnership is finalizing the changes required as a result of amendments to the contractual terms of US$ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption did not have a significant impact on the partnership’s financial reporting.

There have been no other material changes to our financial risk exposure or risk management activities since December 31, 2022. Please refer to Note 32, Financial Instruments in our December 31, 2022 annual report on Form 20-F for a detailed description of our financial risk exposure and risk management activities, and refer to Note 27, Financial Instruments of our Q1 2023 Financial Statements for further information on derivative financial instruments as at March 31, 2023.

RELATED PARTIES
    In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include Brookfield Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

On December 9, 2022, the Corporation completed the distribution of 25% of its asset management business, by way of the Manager Distribution. In advance of the Manager Distribution, a Manager Reorganization took place for net consideration of $2,475 million through the issuance of CanHoldco Class D Junior Preferred Shares, to the Corporation. The LP interests and other investment interests acquisitions, including related working capital balances acquired, were accounted for as a business acquisition under common control, as discussed in Note 2 to the partnership’s consolidated financial statements for the year ended December 31, 2022, whereby we record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity.

On January 1, 2023, we acquired a 23% LP interest in the foreign investments owned by BSREP IV from the Corporation for consideration of $588 million through the issuance of a non-interest bearing note. In February 2023, there was a $530 million capital call in respect to BSREP IV US and foreign investments. We repaid the non-interest bearing note and funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation. After the transaction, the LP interest in BSREP IV US and foreign investments previously held by the Corporation are held solely by us.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our accounting policies contained in Note 2 to the December 31, 2022 consolidated financial statements and Note 2, Summary of Material Accounting Policy Information of the Financial Statements.

TREND INFORMATION
We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy levels, which provides the opportunity to expand cash flows through higher occupancy. There remains some uncertainty in the near-term surrounding leasing trends, market rates, and the ability to exit investments in the partnership’s expected timeframe, which the partnership will continue to monitor and mitigate. In addition, we expect to face a meaningful amount of lease rollover in 2023 and 2024, which may restrain FFO growth from this part of our portfolio in the near future. Our belief as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows is based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. There also remains some uncertainty in the recent rising interest rate environment, which we will continue to monitor and mitigate its impact on borrowing costs and our ability to refinance existing debt. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

Given the small amount of new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

A number of our assets are interest rate sensitive: increases in long-term interest rates will, absent all else, increase the partnership’s interest rate expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties that we acquire to the extent that we utilize leverage for those acquisitions and may result in a reduction in the acquisition price to the extent we reduce the amount we offer to pay for properties to a price that sellers may not accept. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the three months ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, FFO, CFFO, net income attributable to Unitholders, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization (“Hospitality NOI”).
•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of BSREP III FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.
•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, REUs, Special LP Units, Exchange LP Units (prior to the Privatization), FV LTIP Units and BPYU Units.
•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units (prior to the Privatization), FV LTIP Units and BPYU Units.

    NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 18.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 18 as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 18.

    Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally.

Reconciliation of Non-IFRS measures
    As described in the “Non-IFRS Financial Measures” section on page 17, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles net (loss) income to NOI for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Net (loss) income	$(394)	$1,692
Add (deduct):
Income tax (benefit) expense	(59)	183
Investment and other revenue	(189)	(486)
Interest expense	1,167	600
Depreciation and amortization expense(1)	111	82
Investment and other expense	69	239
General and administrative expense	332	232
Fair value losses (gains), net	53	(1,270)
Share of net (earnings) from equity accounted investments	(24)	(380)
Total NOI(1)	$1,066	$892

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Commercial property revenue	$1,486	$1,255
Direct commercial property expense	(588)	(470)
Add: Depreciation and amortization expense in direct commercial property expense(1)	12	9
Commercial property NOI(1)	910	794
Hospitality revenue	565	313
Direct hospitality expense	(508)	(288)
Add: Depreciation and amortization expense in direct hospitality expense(1)	99	73
Hospitality NOI(1)	156	98
Total NOI(1)	$1,066	$892
(1)As described in the “Non-IFRS Financial Measures” section on page 17, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net (loss) income to FFO and Company FFO for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Net (loss) income	$(394)	$1,692
Add (deduct):
Fair value losses (gains), net	53	(1,270)
Share of equity accounted fair value (gains), net	132	(192)
Depreciation and amortization of real estate assets(1)	81	52
Income tax (benefit) expense	(59)	183
Non-controlling interests in above items	88	(267)
FFO	$(99)	$198
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	16	15
Transaction costs, net(2)	16	13
Imputed interest(3)	4	5
BSREP III (earnings) loss(4)	(6)	3
Company FFO	$(69)	$234
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

(4)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Core Office
The following table reconciles net income to Core Office NOI for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Net (loss) income	$(82)	$418
Add (deduct):
Income tax (benefit) expense	(47)	15
Investment and other revenue	(49)	(92)
Interest expense	212	147
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	3	3
Investment and other expense	16	35
General and administrative expense	64	61
Fair value losses (gains), net	138	(100)
Share of net (earnings) loss from equity accounted investments	(10)	(217)
Total NOI - Core Office(1)	$245	$270
(1)As described in the “Non-IFRS Financial Measures” section on page 17, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Core Office segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Commercial property revenue	$440	$472
Hospitality revenue(1)	8	4
Direct commercial property expense	(200)	(204)
Direct hospitality expense(1)	(6)	(5)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	3	3
Total NOI - Core Office(2)	$245	$270
(1)Hospitality revenue and direct hospitality expense within our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.
(2)As described in the “Non-IFRS Financial Measures” section on page 17, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles Core Office net income to FFO and CFFO for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Net (loss) income	$(82)	$418
Add (deduct):
Fair value losses (gains), net	138	(100)
Share of equity accounted fair value losses (gains), net	39	(139)
Depreciation and amortization of real estate assets(1)	1	1
Income tax (benefit) expense	(47)	15
Non-controlling interests in above items	(32)	(56)
FFO	$17	$139
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	4	3
Transaction costs, net(1)	—	2
Imputed interest(3)	4	5
Company FFO	$25	$149
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

The following table reconciles Core Office share of net earnings from equity accounted investments for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Unconsolidated properties NOI	$135	$120
Unconsolidated properties fair value (losses) gains, net	(39)	139
Other(1)	(86)	(42)
Share of net earnings from equity accounted investments	$10	$217
(1)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures – Core Retail

The following table reconciles net income to Core Retail NOI for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Net income	$16	$292
Add (deduct):
Income tax expense	18	3
Investment and other revenue	(33)	(43)
Interest expense	193	144
Depreciation and amortization expense(2)	4	5
Investment and other expense	—	—
General and administrative expense	60	56
Fair value losses (gains), net	35	(46)
Share of net (earnings) loss from equity accounted investments	(38)	(164)
Total NOI - Core Retail(1)	$255	$247
(1)    As described in the “Non-IFRS Financial Measures” section on page 17, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Core Retail segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Commercial property revenue	$356	$351
Direct commercial property expense	(105)	(109)
Add: Depreciation and amortization included in direct commercial property expense(1)	4	5
Total NOI - Core Retail(1)	$255	$247
(1)As described in the “Non-IFRS Financial Measures” section on page 17, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

    The following table reconciles Core Retail net (loss) income to FFO and CFFO for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Net income	$16	$292
Add (deduct):
Share of equity accounted fair value losses (gains), net	38	(65)
Fair value losses (gains), net	35	(46)
Income tax expense (benefit)	18	3
Non-controlling interests in above items	(5)	(16)
FFO	$102	$168
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	4	5
Transaction costs, net(2)	12	7
Company FFO	$118	$180
(1) Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

The following table reconciles Core Retail share of net earnings from equity accounted investments for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Unconsolidated properties NOI	$187	$187
Unconsolidated properties fair value (losses) gains, net and income tax expense	(38)	65
Other(1)	(111)	(88)
Share of net (losses) earnings from equity accounted investments	$38	$164
(1)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles net income (loss) to LP Investments NOI for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Net (loss) income	$(207)	$1,042
Add (deduct):
Income tax expense	33	148
Investment and other revenue	(88)	(351)
Interest expense	662	238
Depreciation and amortization expense(1)	103	74
Investment and other expense	53	204
General and administrative expense	96	46
Fair value (gains), net	(128)	(1,027)
Share of net (earnings) loss from equity accounted investments	24	1
Total NOI(1)	$548	$375
(1)As described in the “Non-IFRS Financial Measures” section on page 17, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Commercial property revenue	$658	$432
Hospitality revenue	557	309
Direct commercial property expense	(268)	(157)
Direct hospitality expense	(502)	(283)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	103	74
Total NOI(1)	$548	$375
(1)As described in the “Non-IFRS Financial Measures” section on page 17, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles LP Investments net income to FFO and CFFO for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Net (loss) income	$(207)	$1,042
Add (deduct):
Fair value (gains), net	(128)	(1,027)
Share of equity accounted fair value losses, net	55	12
Depreciation and amortization of real estate assets(1)	80	51
Income tax expense	33	148
Non-controlling interests in above items	137	(161)
FFO	$(30)	$65
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	7	7
Transaction costs, net(2)	4	3
BSREP III earnings(3)	(6)	3
CFFO	$(25)	$78
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net loss to net loss attributable to Unitholders for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Net loss	$(121)	$(60)
Net loss (income) attributable to non-controlling interests	(6)	64
Net loss attributable to Unitholders	$(115)	$(124)

The following table reconciles Corporate net loss to FFO and CFFO for the three months ended March 31, 2023 and 2022:

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Net loss	$(121)	$(60)
Add (deduct):
Fair value losses (gains), net	8	(97)
Income tax expense	(63)	17
Non-controlling interests in above items	(12)	(34)
FFO	$(188)	$(174)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	1	—
Transaction costs, net(1)	—	1
CFFO	$(187)	$(173)
(1)Presented net of non-controlling interests.
tr
SUBSIDIARY PUBLIC ISSUERS
Brookfield Property Split Corp. (“BOP Split Corp.”) was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in Brookfield Office Properties Inc. (“BOPI”) common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively. The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

(US$ Millions) For the three months ended Mar. 31, 2023	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$5	$3	$—	$28	$54	$126	$313	$1,711	$2,240
Net income attributable to unitholders(1)	(83)	(136)	(155)	—	3	43	(232)	303	25	(232)
For the three months ended Mar. 31, 2022
Revenue	$—	$7	$7	$—	$25	$48	$178	$180	$1,609	$2,054
Net income attributable to unitholders(1)	251	198	129	—	(20)	38	702	213	(809)	702
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Mar. 31, 2023	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$436	$174	$—	$2,704	$2,952	$4,557	$59	$(5,034)	$5,848
Non-current assets	9,180	7,303	12,457	—	—	—	32,240	2,810	58,009	121,999
Assets held for sale	—	—	—	—	—	—	—	—	311	311
Current liabilities	—	1,703	2,827	—	994	—	6,386	691	20,165	32,766
Non-current liabilities	—	15	1,633	—	1,567	659	5,378	188	40,771	50,211
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	—	—
Preferred equity	699	3,430	—	—	—	—	722	—	(4,152)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,277	—	—	—	—	—	18,593	20,870
Equity attributable to unitholders(1)	$8,481	$2,591	$5,894	$—	$143	$2,293	$24,311	$1,990	$(22,091)	$23,612
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2022	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$442	$1,058	$—	$2,146	$2,952	$5,792	$191	$(6,071)	$6,510
Non-current assets	8,946	7,368	16,205	—	190	—	31,158	2,352	39,211	105,430
Assets held for sale	—	—	—	—	—	—	—	—	576	576
Current liabilities	—	2,606	3,372	—	721	—	6,969	1,230	9,283	24,181
Non-current liabilities	—	15	1,977	—	1,475	659	5,603	202	36,667	46,598
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	—	—
Preferred equity	699	3,430	—	—	—	—	722	—	(4,152)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	—	15,800	18,084
Equity attributable to unitholders(1)	$8,247	$1,759	$9,630	$—	$140	$2,293	$23,656	$1,111	$(23,882)	$22,954
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NEW LP PREFERRED UNITS GUARANTEE
New LP was created in connection with the Privatization in order to issue New LP Preferred Units. The payment obligations of New LP to the holders of the New LP Preferred Units, including accrued and unpaid distributions, are fully and unconditionally guaranteed by the partnership, the Operating Partnership and several Holding Entities (Brookfield BPY Holdings Inc. (“CanHoldco”), Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited). The guarantee of each guarantor ranks senior to all subordinate guarantor obligations.a

Pursuant to Rule 13-01 of the SEC’s Regulation S-X, the following tables provides combined summarized financial information of New LP and New LP guarantor entities:

(US$ Millions) For the three months ended Mar. 31, 2023	Combined Guarantor entities
Revenue	$1
Revenue - from related parties	1
Revenue - from non-guarantor subsidiaries	93
Dividend income - from non-guarantor subsidiaries	339
Operating profit	277
Net income	284

(US$ Millions) For the year ended Dec. 31, 2022	Combined Guarantor entities
Revenue - from non-guarantor subsidiaries	$450
Dividend income - from non-guarantor subsidiaries	827
Operating profit	804
Net income	943
    Total revenue of the partnership and its controlled subsidiaries for the three months ended Mar. 31, 2023 was $2,240 million.

(US$ Millions) As at Mar. 31, 2023	Combined Guarantor entities
Current assets	$41
Current assets - due from related parties	2
Current assets - due from non-guarantor subsidiaries	6,755
Long-term assets	13
Long-term assets - due from related parties	59
Current liabilities	133
Current liabilities - due to related parties	59
Current liabilities - due to non-guarantor subsidiaries	6,112
Long-term liabilities	2,727
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	2,309
Non-controlling interests	4,220

(US$ Millions) As at Dec. 31, 2022	Combined Guarantor entities
Current assets	$77
Current assets - due from non-guarantor subsidiaries	8,084
Long-term assets	3
Current liabilities	282
Current liabilities - due to related parties	27
Current liabilities - due to non-guarantor subsidiaries	7,115
Long-term liabilities	2,970
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	2,304
Non-controlling interests	4,252

Total assets of the partnership and its controlled subsidiaries for the period ended Mar. 31, 2023 were $128,158 million (Dec. 31, 2022 - $112,516 million).

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Corporate Information

CORPORATE PROFILE
    Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $128 billion in total consolidated assets. We are leading owners, operators and developers of commercial property assets, with a diversified portfolio of premier office and retail properties, as well as multifamily, logistics, hospitality, student housing and manufactured housing assets. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is a subsidiary of Brookfield Corporation, a leading global alternative asset manager with approximately $800 billion in assets under management. More information is available at www.brookfield.com.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Rachel Nappi, Investor Relations at 855-212-8243 or via email at bpy.enquiries@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, AST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@astfinancial.com
Web site:        www.astfinancial.com/ca

COMMUNICATIONS
Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, and unit and distribution information as well as summary information on our outstanding preferred units.

We maintain an investor relations program and strive to respond to inquiries in a timely manner.